Feb. 8, 2013

Securities and Exchange Commission
Washington, D.C.  20549-4631
Ref. File No. 1-32998

Dear. Mr. Cash

In response to your letter of January 30, 2013 we would like to offer the following response to your questions.

1.           We will undertake to revise future filings to update and fully disclose the impact of the forbearance agreement on our future results of operations, financial condition and cash flows.  The discussion will address the likelihood that the sale of ST Pipeline will satisfy our obligations to United Bank, Inc. and any additional action that will be necessary and the impact of such actions on our results, financial condition and cash flows.

2.           Results of Operations-The following information show the progression of the two projects we reference in the 10-K as well as the causes for the losses incurred.

12,000 ft 6” replacement and 14,000 ft 12” replacement

At Quarter Ended

	9/30/2011	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
						Completed

Contract amount	$8,612,000	$8,612,000	$9,100,000	$9,377,720	$9,647,650	$9,653,550

Cost to date	3,212,060	7,566,120	11,699,590	14,047,950	14,606,290	14,650,160

Est. costs to complete	4,060,500	1,200,000	2,250,000	250,000	63,000	-

Est. costs at completion	7,272,560	8,766,120	13,949,590	14,297,950	14,669,290	14,650,160

Est. profit (loss)	$1,339,440	$(154,120)	$(4,849,590)	$(4,920,230)	$(5,021,640)	$(4,996,610)

Percent complete	44.2%	86.3%	83.9%	98.3%	99.6%	100%

100 Industrial Lane	304-399-6300 ph ● 304-399-1096 fax	P.O. Box 238
Huntington, WV 25702	“AN EQUAL OPPORTUNITY EMPLOYER”	Lesage, WV 25537

Energy Services of America Corporation

For Quarter Ended

	9/30/2011	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
						Completed

Earned revenue	$3,803,648	$3,608,351	$(562,000)	$2,277,720	$456,930	$68,900

Costs of revenue	3,212,060	4,354,060	4,133,470	2,348,360	558,340	43,870

Gross profit (loss)	$591,588	$(745,709)	$(4,695,470)	$(70,640)	$(101,410)	$25,030

This was a unit price project for the replacement of approximately 12,000 feet of six inch pipe and 14,000 feet of twelve inch pipe in McDowell County, West Virginia.  The project began during the fourth quarter of fiscal year 2011 and was completed during the first quarter of fiscal year 2013.  The contract began with an estimated value of $ 8,612,000 and through contract additions and extra work increased by $ 1,041,550 to a final contract price of $ 9,653,550.  The project was billed every two weeks after actual quantities installed were agreed upon by a Company field supervisor and a customer inspector.

Earned revenue for each quarter was calculated using the percent complete method of revenue recognition.  Total costs to date were compared to total forecasted costs at completion as provided by the project’s management team. The resulting percentage of costs completed was used to determine how much of the contract value to recognize as revenue.    When the estimated costs at completion moved the project to a loss position, the full amount of the expected loss was recorded in that quarter.

The Company recognized $ 592,000 of profit on the project for the quarter ended September 30, 2011.  However, the project began to experience difficulties in the quarter ended December 31, 2011 due to weather based project delays. At this time, the Company recognized a $ 746,000 loss for the quarter, and a loss of $ 154,000 for the project to date.

The project experienced more than anticipated weather delays and a greater than anticipated amount of underground rock during the quarter ended March 31, 2012, at which time the Company recorded an additional $ 4.7 million loss. The major components of costs overruns during this period were labor, benefits, and equipment rental, all of which were greatly impacted due to lost time and inefficient production caused by the factors mentioned above.  Union contracts negotiated with the various unions involved with the projects call for rain out and/or show up time to be paid even if work is stopped due to weather conditions. Total labor and benefit costs for the quarter was $ 3.0 Million. In addition to the impact on labor costs, weather conditions also extend the amount of time outside equipment rentals are required to complete the project. Total outside equipment rental for the quarter was $ 560,000.

Energy Services of America Corporation

The project was completed during the first quarter of fiscal 2013 and finished with total revenue of $ 9,653,550, costs of $ 14,650,160 and a total project loss of $ 4,996,610. The Company does not anticipate any additional losses on this project.

49,400 ft of 24” pipe

At Quarter Ended

	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
					Completed

Contract amount	$13,388,670	$18,946,437	$20,162,561	$21,174,380	$21,197,818

Cost to date	876,092	11,066,099	21,715,318	24,730,308	24,805,555

Est. costs to complete	11,977,031	7,673,385	926,944	25,000	-

Est. costs at completion	12,853,123	18,739,484	22,642,262	24,755,308	24,805,555

Est. profit (loss)	$535,547	$206,953	$(2,479,701)	$(3,580,928)	$(3,607,737)

Percent complete	6.8%	59.1%	95.9%	99.9%	100%

	For Quarter Ended

	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
					Completed
Earned revenue	$912,596	$10,275,714	$8,047,307	$1,913,764	$48,438

Costs of revenue	876,092	10,190,007	10,649,219	3,014,990	75,247

Gross profit (loss)	$36,504	$85,707	$(2,601,912)	$(1,101,226)	$(26,809)

This was a unit price project for the replacement of approximately 49,400 feet of twenty four inch pipe in Wetzel County, West Virginia. The project began during the first quarter of fiscal year 2012 and was completed during the first quarter of fiscal year 2013. The contract began with an estimated value of $13,388,670 and through contract additions and extra work increased by $7,809,148 to a final contract price of $21,197,818. The project was billed every two weeks after actual quantities installed were agreed upon by a Company field supervisor and a customer inspector.

Earned revenue for each quarter was calculated using the percent complete method of revenue recognition.  Total costs to date were compared to total forecasted costs at completion as provided by the project’s management team. The resulting percentage of costs completed was used to determine how much of the contract value to recognize as revenue. When the estimated costs at completion moved the project to a loss position, the full amount of the expected loss was recorded in that quarter.

Energy Services of America Corporation

The Company recognized $ 743,000 of profit on the project through the second quarter ended March 31, 2012.  However, the project began to experience difficulties in the quarter ended June 30, 2012 due to weather based project delays and inefficient production.  At this time, the Company recognized a $2.5 Million loss for the quarter, and a loss of $1.7 Million for the project to date.  It was during this quarter that the Company fell behind schedule on the project and made an attempt to make up for the lost and inefficient production by maintaining a higher labor force and outside equipment rentals than was originally estimated.  Major components of costs of revenues for the quarter were labor and burden of $7.1 Million and outside equipment rental of $935,000.

The Company recognized another $1.1 Million loss on the project during the quarter ended September 30, 2012.  Costs for the quarter exceeded the estimated costs to complete as of June 30, 2012 by $2.1 Million; however, the estimated contract amount increased by $1.0 Million.  Major costs components of costs for the quarter were labor and burden of $1.4 Million and outside equipment rentals of $500,000.

The project was completed during the quarter ended December 31, 2012 and finished with a total loss of $3.6 Million.  The Company does not anticipate any additional losses on this project.

             The Company is not engaged in any major projects at this time that losses are expected.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope this adequately address your questions.  If you have any additional questions or need any additional information, please let me know.

Respectfully,

/s/ Larry Blount

Larry Blount, CFO
Energy Services of America, Inc.